October 22, 2021

VIA EDGAR TRANSMISSION

George K. Schuler

Gus Rodriguez

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:      Nexa Resources S.A.

Form 20-F for the Fiscal Year Ended December 31, 2020 Filed March 23, 2021

File No. 001-38256

Dear Mr. Schuler and Mr. Rodriguez:

Set forth below are the responses of Nexa Resources S.A. (“Nexa” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 17, 2021 with respect to Nexa’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”).

In response to the Staff’s comments related to the disclosure within Part I of the 2020 Form 20-F, the Company proposes to revise the disclosure to be included in its annual report for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) as described in each response. With respect to the comments related to the technical report summaries filed as exhibits to the 2020 Form 20-F, the Company has described below how the qualified persons intend to revise the related disclosure, and subject to any further comments from the Staff in response to this letter, the Company intends to amend its 2020 Form 20-F to file revised versions of each technical report summary incorporating the revisions described below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by Nexa’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the 2020 Form 20-F.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 2 of 27

Form 20-F

Cerro Lindo, page 41

1.	We note you have not disclosed the location of your material properties and/or projects within one mile as required by Item 1304 (b)(1)(i) of Regulation S-K. Please revise your disclosure to disclose the location of your material properties and/or development projects within one mile using a commonly recognizable coordinate system.

In response to the Staff’s comment, the Company will revise the disclosure to be included in its annual report for the fiscal year ended December 31, 2021 (“2021 Form 20-F”) as illustrated below for the disclosure relating to the Cerro Lindo mine. Similar disclosure will be included for the Company’s other material properties.

“The Cerro Lindo mine is an underground, polymetallic mine located in the Chavín District, Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topara River valley to the mine site. Internal roadways connect the various mine site components. The approximate coordinates of the mine are 392,780m East and 8,554,165m North, using the Universal Transverse Mercator (UTM)_WGS84 datum and the project site is located at an average elevation of ~~The site is located at an average elevation of~~ 2,000 meters above sea level.”

Mineral Reserves and Mineral Resources, page 44

2.	We note you have not disclosed your metallurgical recovery to determine reserves in your Form 20-F filing and Exhibits 15.1, 15.2, 15.3 and 15.4 as required by Item 1304 (d)(1) of Regulation S-K. Please revise your disclosure, and obtain and file revised exhibits, to disclose the metallurgical recovery used to determine your reserves, similar to the disclosure found with your exhibit’s cutoff grade and NSR calculations.

In response to the Staff’s comment, the Company will revise the disclosure to be included in its 2021 Form 20-F as illustrated below for the disclosure relating to mineral reserves at the Cerro Lindo mine. Similar disclosure will be included for the metallurgical recoveries relating to mineral resources at the Cerro Lindo mine, as well as metallurgical recoveries relating to mineral reserves and mineral resources at the Company’s other material properties.

“The Cerro Lindo Mineral Reserves estimates in the table above are based on costs and modifying factors from the Cerro Lindo mine. Mining methods include sub-level open stoping (“SLS”) for the majority of the Mineral Reserves, and some sill pillar recovery using cut and fill (“C&F”) methods. Mineral Reserves were reported using NSR cut-off values of US$33.56/t processed for SLS and US$49.90/t processed for C&F, respectively. A number of incremental stopes (down to US$26.16/t NSR value) are included in the estimate. A minimum mining width of 5.0 and 4.0 meters was used for SLS and C&F methods,

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 3 of 27

respectively, inclusive of recovery losses and dilution. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for mineral reserves are based on consensus, long term forecasts from banks, financial institutions and other sources. Mineral reserves are estimated using average long-term metal prices of zinc: US$2,494.90/t (US$1.13/lb); lead: US$1,956.00/t (US$0.89/lb); copper: US$6,457.90/t (US$2.93/lb) and silver: US$16.85/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 86.3% for Cu, 88.13% for Zn, 68.58% for Pb, and 68.78% for Ag. The current LOM plan continues to 2029.”

In addition, the Company intends to amend the 2020 Form 20-F to file revised versions of each technical report summary to provide the required metallurgical recovery. For the Staff’s benefit, the Company has included as Annex A to this letter an example for each material property of the revised disclosure that the qualified persons of each of the technical report summaries intend to include in the tables summarizing mineral reserves of the exhibits. Similar disclosures with respect to metallurgical recoveries will be included throughout the technical reports as appropriate.

Mineral Reserves and Mineral Resources, page 45

3.	We note you report your resources and reserves on a 100% basis instead of by your ownership basis as required by Item 1303 (b)(3)(iii) of Regulation S-K. Please revise your disclosure, and obtain and file revised exhibits, to disclose your resources and reserves only for the portion of the resources or reserves attributable to your interest in the property.

In response to the Staff’s comment, in its 2021 Form 20-F the Company will revise the mineral reserves and mineral resources tables, which appear on pages 44 to 45, 48, 52 to 53, 60 to 61 and 83 to 88 of the 2020 Form 20-F, to provide for the tabular resources and reserves disclosure on both a 100% basis and adjusted to reflect the Company’s ownership interest in each mine. In addition, the Company intends to amend the 2020 Form 20-F to file revised versions of each technical report summary that will include similar tabular disclosure of mineral reserves and mineral resources adjusted to reflect the Company’s ownership interest in each mine.

For the Staff’s benefit, the Company has included as Annex B to this letter an example of the revised disclosure with respect to mineral reserves and resources at each of the Company’s material properties and with respect to summary data on mineral reserves and resources that will be included in the 2021 Form 20-F. Similar disclosures will be included by the qualified persons in each of the technical report summaries to be included in the amended 2020 Form 20-F that the Company intends to file.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 4 of 27

Exhibits 15.1, 15.2, 15.3 and 15.4

Zinc Price Outlook, Section 16, page 2

4.	We note your zinc and copper price analysis in this section. Please provide a similar analysis for lead and/or silver in all your exhibits, indicating when these forecasts were prepared, consultants utilized, and the general sources of information, such as price forecasts prepared by banking interests to develop a consensus price. See Item 601 (b)(96)(B)(16) of Regulation S-K.

In response to the Staff’s comment, the Company intends to amend the 2020 Form 20-F to file revised versions of each technical report summary to provide the requested disclosure on lead and/or silver prices. For the Staff’s benefit, the Company has included as Annex C to this letter examples of the revised disclosure that the qualified persons of each of the technical report summaries intend to include in the revised versions of the exhibits.

Exhibits 15.1, 15.2, 15.3 and 15.4

Capital and Operating Costs, Section 18, page 1

5.	We note the technical report’s capital and operating costs do not disclose an estimate of accuracy as required by Item 601 (b)(96)(B)(18)(i) of Regulation S-K. Please obtain and file revised technical reports to disclose the estimate of accuracy.

In response to the Staff’s comment, the Company intends to amend the 2020 Form 20-F to file revised versions of each technical report summary. For the Staff’s benefit, the Company has included as Annex D to this letter examples of the revised disclosure that the qualified persons of each of the technical report summaries intend to include in the revised versions of the exhibits.

* * *

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 5 of 27

If you have questions or require additional information, please do not hesitate to contact me at + 55 11 94237-6611.

Very truly yours,

/s/ Rodrigo N. Menck

Rodrigo N. Menck

Senior Vice President Finance and
Group Chief Financial Officer of Nexa
Resources S.A.

cc:	Nicolas Grabar Francesca L. Odell Fernando A. Martinez Cleary Gottlieb Steen & Hamilton LLP

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 6 of 27

ANNEX A

Cerro Lindo

Table 1-3: Summary of Mineral Reserves – December 31, 2020

Nexa Resources S.A. – Cerro Lindo Mine

Category	Tonnage (Mt)	Grade				Contained Metal
		(% Zn)	(% Pb)	(% Cu)	(g/t Ag)	(000 t Zn)	(000 t Pb)	(000 t Cu)	(000 oz Ag)
Proven	23.55	1.71	0.23	0.60	20.86	402.0	53.0	142.1	15,793
Probable	18.22	1.08	0.18	0.62	21.58	197.5	32.1	113.7	12,641
Total	41.76	1.44	0.20	0.61	21.17	599.5	85.1	255.8	28,434

Notes:

1.	The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves which are consistent with CIM (2014) definitions.
2.	The Mineral Reserve estimate is reported on an 80.16% Nexa attributable ownership basis.
3.	Mineral Reserves are estimated at NSR cut-off values of US$33.56/t processed for SLS and US$49.90/t processed for C&F stoping. A number of incremental stopes (down to US$26.16/t NSR value) are included in the estimate.
4.	Mineral Reserves are estimated using average long term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); Ag: US$16.85/oz with all costs in US dollars.
5.	Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 86.3% for Cu, 88.1% for Zn, 68.6% for Pb, and 68.8% for Ag.
6.	A minimum mining width of 5.0 m and 4.0 m was used for SLS stopes and C&F stopes respectively.
7.	Bulk density varies depending on mineralization domain.
8.	Numbers may not add due to rounding.

El Porvenir

Table 1-4: Summary of Mineral Reserves – December 31, 2020

Nexa Resources S.A. – El Porvenir Mine

Category	Tonnage (000 t)	Grade				Contained Metal
		(% Zn)	(% Pb)	(% Cu)	(g/t Ag)	(000 t Zn)	(000 t Pb)	(000 t Cu)	(000 oz Ag)
Proven	3,017	3.76	0.98	0.25	62.9	113.3	29.6	7.6	6,094
Probable	8,085	3.74	0.85	0.22	62.8	302.7	68.5	18.0	16,324
Total	11,102	3.75	0.88	0.23	62.8	416.0	98.1	25.6	22,418

Notes:

1.	The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves which are consistent with CIM (2014) definitions.
2.	Mineral Reserves are reported on an 80.16% Nexa attributable ownership basis.
3.	Mineral Reserves are estimated at cut-off grades depending on the zone and mining method.
4.	Mineral Reserves are estimated using average long term prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); Ag: US$16.85/oz.
5.	Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 89.6% for Zn, 79.2% for Pb, 14.3% for Cu, and 77.5% for Ag.
6.	A minimum mining width of 5 m was used.
7.	Density is 3.12 t/m3.
8.	Numbers may not add due to rounding.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 7 of 27

Vazante

Table 1-3: Summary of Mineral Reserves as of December 31, 2020

Nexa Resources S.A. – Vazante Polymetallic Operations

Deposit/Category	Tonnes (000 t)	Grade			Contained Metal
		(% Zn)	(% Pb)	(g/t Ag)	(000 t Zn)	(000 t Pb)	(000 oz Ag)
Lumiadeira
Proven	3,410	8.93	0.22	20.78	304.5	7.6	2,278
Probable	3,260	8.86	0.22	18.44	289.0	7.2	1,933
Proven & Probable	6,670	8.90	0.22	19.64	593.5	14.8	4,211

Sucuri
Proven	3,408	8.41	0.26	13.74	286.8	9.0	1,505
Probable	1,225	7.17	0.26	11.40	87.9	3.2	449
Proven & Probable	4,633	8.09	0.26	13.12	374.7	12.3	1,954

Extremo Norte
Proven	1,621	7.25	0.24	6.57	117.5	4.0	342
Probable	3,760	9.34	0.18	7.11	351.0	6.9	860
Proven & Probable	5,381	8.71	0.20	6.95	468.6	10.9	1,202

Total
Proven	8,439	8.40	0.24	15.20	708.8	20.6	4,125
Probable	8,245	8.83	0.21	12.23	727.9	17.4	3,241
Proven & Probable	16,684	8.61	0.23	13.73	1,436.7	38.0	7,367

Notes:

1.        The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves which are consistent with CIM (2014) definitions.

2.        The Mineral Reserve estimate is reported on a 100% Nexa attributable ownership basis.

3.        Mineral Reserves are estimated at a cut-off NSR value of US$47.49/t processed.

4.        Mineral Reserves are estimated using average LOM metal prices of US$2,494.90/t Zn, US$1,956.00/t Pb and US$16.85/oz Ag.

5.        Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 83.6% for Zn, 22.3% for Pb, and 42.0% for Ag. An average long term Brazilian Real (R$)/US$ exchange rate of 4.84 was used.

6.        A minimum mining width of 4.0 m was used.

7.        Bulk density is 3.1 t/m3.

8.        Numbers may not add due to rounding.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 8 of 27

Aripuanã

Table 1-3: Summary of Mineral Reserves – September 30, 2020

Nexa Resources S.A. – Aripuanã Zinc Project

Deposit/Category	Tonnes (Mt)	Grade
		(% Zn)	(% Pb)	(% Cu)	(g/t Au)	(g/t Ag)
Arex
Proven	4.21	2.97	1.07	0.65	0.45	33.83
Probable	1.10	1.99	0.69	0.75	0.75	23.97
Proven & Probable	5.31	2.77	0.99	0.67	0.52	31.78

Link
Proven	1.37	4.63	1.73	0.13	0.27	37.78
Probable	5.34	3.95	1.32	0.22	0.32	32.31
Proven & Probable	6.71	4.09	1.40	0.20	0.31	33.42

Ambrex
Proven	4.49	4.18	1.59	0.05	0.15	37.55
Probable	6.98	3.59	1.44	0.12	0.27	34.81
Proven & Probable	11.47	3.82	1.50	0.09	0.22	35.88

Total
Proven	10.08	3.74	1.39	0.31	0.29	36.02
Probable	13.42	3.60	1.33	0.21	0.33	32.93
Proven & Probable	23.50	3.66	1.36	0.25	0.31	34.25

Notes:

1.	The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves which are consistent with CIM (2014) definitions.
2.	The Mineral Reserve estimate is reported on a 100% ownership basis.
3.	Mineral Reserves are estimated at a break-even cut-off value of NSR = US$45.00/t processed. Some incremental material with values between US$40/t and US$45/t was included.
4.	Mineral Reserves are estimated using an average long-term zinc price of US$1.13/lb Zn, a long-term lead price of US$0.89/lb Pb, a long-term copper price of US$2.93/lb Cu, a long-term silver price of $16.85/oz Ag, and a long-term gold price of US$1,538/oz Au.
5.	Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.4% for Zn, 83.4% for Pb, 67.5% for Cu, 70.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 88.8% for Cu, 50.0% for Ag, and 50.0% for Au.
6.	A minimum mining width of 4 m was used.
7.	Numbers may not add due to rounding.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 9 of 27

ANNEX B

Cerro Lindo

Cerro Lindo – Year End Mineral Reserves as of December 31, 2020 (on a 100% ownership basis)

Ownership (%)(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
80.16%	Proven	29.37	1.71	0.60	20.9	0.23	-	501.5	177.3	19,702	66.1	-
	Probable	22.73	1.08	0.62	21.5	0.18	-	246.4	141.8	15,770	40.0	-
	Subtotal	52.10	1.44	0.61	21.2	0.20	-	747.9	319.1	35,472	106.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. ~~Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.~~
3.	Numbers may not add due to rounding.
4.	The qualified person for mineral reserves is SLR Consulting, an independent mining consulting firm.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2020 (on a 80.16% Nexa attributable ownership basis).

Class	Tonnage	Grade					Contained Metal
		Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	23.55	1.71	0.60	20.9	0.23	-	401.9	142.1	15,793	53,0	-
Probable	18.22	1.08	0.62	21.5	0.18	-	197.5	113.7	12,641	32,1	-
Subtotal	41.76	1.44	0.61	21.2	0.20	-	599.5	255.8	28,434	85,1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 80,16% Nexa attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for mineral reserves is SLR Consulting, an independent mining consulting firm.

Cerro Lindo – Year End Mineral Resources as of December 31, 2020 (on a 100% Nexa ownership basis)

Ownership (%)(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
80.16%	Measured	4.40	2.00	0.67	19.6	0.20	-	87.8	29.4	2,774	8.9	-
	Indicated	3.46	1.37	0.45	25.0	0.25	-	47.3	15.5	2,776	8.8	-
	Subtotal	7.86	1.72	0.57	22.0	0.22	-	135.1	44.9	5,550	17.6	-
	Inferred	8.71	1.28	0.33	31.2	0.35	-	111.1	29.1	8,748	30.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. ~~Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.~~
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for mineral resources is SLR Consulting, an independent mining consulting firm.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 10 of 27

Cerro Lindo – Year End Mineral Resources as of December 31, 2020 (on a 80.16% Nexa attributable ownership basis)

Class	Tonnage	Grade					Contained Metal
		Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	3.53	2.00	0.67	19.6	0.20	-	70.4	23.6	2,224	7.1	-
Indicated	2.77	1.37	0.45	25.0	0.25	-	37.9	12.5	2,225	7.0	-
Subtotal	6.30	1.72	0.57	22.0	0.22	-	108.3	36.0	4,448	14.1	-
Inferred	6.98	1.28	0.33	31.2	0.35	-	89.1	23.3	7,012	24.5	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 80.16% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for mineral resources is SLR Consulting, an independent mining consulting firm.

El Porvenir

El Porvenir – Year End Mineral Reserves as of December 31, 2020 (on a 100% ownership basis)

Ownership (%)(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
80.16%	Proven	3.76	3.76	0.25	62.9	0.98	-	141.3	9.5	7,602	36.9	-
	Probable	10.09	3.74	0.22	62.8	0.85	-	377.6	22.4	20,364	85.5	-
	Subtotal	13.85	3.75	0.23	62.8	0.88	-	518.9	31.9	27,966	122.4	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the mineral reserves estimates for the property. ~~Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.~~
3.	Numbers may not add due to rounding.
4.	The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm.

El Porvenir – Year End Mineral Reserves as of December 31, 2020 (on a 80.16% Nexa attributable ownership basis)

Class	Tonnage	Grade					Contained Metal
		Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	3.01	3.76	0.25	62.9	0.98	-	113.2	7.6	6,094	29.5	-
Probable	8.09	3.74	0.22	62.8	0.85	-	302.8	17.9	16,323	68.6	-
Subtotal	11.10	3.75	0.23	62.8	0.88	-	416.0	25.5	22,417	98.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal are reported on 80.16% Nexa attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 11 of 27

El Porvenir – Year End Mineral Resources as of December 31, 2020 (on a 100% ownership basis)

Ownership (%)(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
80.16%	Measured	0.23	2.59	0.23	63.5	0.99	-	6.0	0.5	471	2.3	-
	Indicated	1.33	2.93	0.20	63.3	0.89	-	39.0	2.6	2,715	11.9	-
	Subtotal	1.56	2.87	0.20	63.4	0.91	-	45.0	3.2	3,186	14.2	-
	Inferred	8.47	3.60	0.23	78.4	0.95	-	305.0	19.8	21,345	80.8	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the mineral resources estimates for the property. ~~Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.~~
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm.

El Porvenir – Year End Mineral Resources as of December 31, 2020 (on a 80.16% Nexa attributable ownership basis)

Class	Tonnage	Grade					Contained Metal
		Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.18	2.59	0.23	63.5	0.99	-	4.8	0.4	378	1.8	-
Indicated	1.07	2.93	0.20	63.3	0.89	-	31.3	2.1	2,176	9.5	-
Subtotal	1.25	2.87	0.20	63.4	0.91	-	36.1	2.6	2,554	11.4	-
Inferred	6.79	3.60	0.23	78.4	0.95	-	244.5	15.9	17,110	64.8	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported on 80.16% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm.

Vazante

The tables in this section will not change because Mineral Reserves are reported on a 100% ownership basis.

Aripuanã

The tables in this section will not change because Mineral Reserves are reported on a 100% ownership basis.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 12 of 27

Mineral Reserves

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2020 (unless otherwise indicated below) prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest	Class	Total(1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold

	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	80.16	Proven	29.37	1.71	0.60	20.9	0.23	-	501.5	177.3	19,702	66.1	-
		Probable	22.73	1.08	0.62	21.6	0.18	-	246.4	141.8	15,770	40.0	-
		Subtotal	52.10	1.44	0.61	21.2	0.20	-	747.9	319.1	35,472	106.1	-
El Porvenir Mine(4)	80.16	Proven	3.76	3.76	0.25	62.9	0.98	-	141.3	9.5	7,602	36.9	-
		Probable	10.09	3.74	0.22	62.8	0.85	-	377.6	22.4	20,364	85.5	-
		Subtotal	13.85	3.75	0.23	62.8	0.88	-	518.9	31.9	27,966	122.4	-
Vazante(5)	100	Proven	8.44	8.40	-	15.2	0.24	-	708.8	-	4,125	20.6	-
		Probable	8.24	8.83	-	12.2	0.21	-	727.9	-	3,241	17.4	-
		Subtotal	16.68	8.61	-	13.7	0.23	-	1,436.7	-	7,367	38.0	-
Aripuanã(6)	100	Proven	10.08	3.74	0.31	36.0	1.39	0.29	376.7	31.3	11,676	140.1	94.5
		Probable	13.42	3.60	0.21	32.9	1.33	0.33	483.1	28.4	14,211	178.9	141.5
		Subtotal	23.51	3.66	0.25	34.3	1.36	0.31	859.8	59.7	25,887	319.0	236.1

Total		Proven	51.65	3.35	0.42	26.0	0.51	0.06	1,728.2	218.0	43,105	263.7	94.5
		Probable	54.49	3.37	0.35	30.6	0.59	0.08	1,835.2	192.6	53,586	321.8	141.5
		Total	106.14	3.36	0.39	28.3	0.55	0.07	3,563.4	410.7	94,691	585.5	236.1

Notes:

* Numbers may not add due to rounding.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 13 of 27

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2020. Prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

	Ownership Interest	Class	Total Attributable(2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo(3)	80.16	Proven	23.55	1.71	0.60	20.9	0.23		402.0	142.1	15,793	53.0
		Probable	18.22	1.08	0.62	21.6	0.18		197.5	113.7	12,641	32.1
		Subtotal	41.76	1.44	0.61	21.2	0.20		599.5	255.8	28,434	85.1
El Porvenir(4)	80.16	Proven	3.01	3.76	0.25	62.9	0.98		113.2	7.6	6,094	29.5
		Probable	8.09	3.74	0.22	62.8	0.85		302.8	17.9	16,323	68.6
		Subtotal	11.10	3.75	0.23	62.8	0.88		416.0	25.5	22,417	98.1
Vazante(5)	100	Proven	8.44	8.40		15.2	0.24		708.8		4,125	20.6
		Probable	8.24	8.83		12.2	0.21		727.9		3,241	17.4
		Subtotal	16.68	8.61		13.7	0.23		1,436.7		7,367	38.0
Aripuanã(6)	100	Proven	10.08	3.74	0.31	36.0	1.39	0.29	376.7	31.3	11,676	140.1	94.5
		Probable	13.42	3.60	0.21	32.9	1.33	0.33	483.1	28.4	14,211	178.9	141.5
		Subtotal	23.51	3.66	0.25	34.3	1.36	0.31	859.8	59.7	25,887	319.0	236.1

Total		Proven	45.08	3.55	0.40	26.0	0.54	0.07	1,600.7	181.0	37,688	243.3	94.5
		Probable	47.98	3.57	0.33	30.1	0.62	0.09	1,711.4	160.0	46,417	296.9	141.5
		Total	93.06	3.56	0.37	28.1	0.58	0.08	3,312.0	341.0	84,105	540.2	236.1

Notes:

* Numbers may not add due to rounding.

(1)	The Mineral Reserve estimates with respect to our mines have been prepared by the qualified persons referred to herein. The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(2)	The Mineral Reserve estimates with respect to our mines have been prepared by the qualified persons referred to herein. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 14 of 27

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at NSR cut-off values of US$33.56/t processed for SLS and US$49.90/t processed for C&F. A number of incremental stopes (down to US$26.16/t NSR value) are included in the estimate. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); and Ag: US$16.85/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade . Recoveries at Life of Mine average head grade are 86.3% for Cu, 88.1% for Zn, 68.6% for Pb, and 68.8% for Ag. A minimum mining width of 5.0 m and 4.0 m was used for SLS stopes and C&F stopes, respectively. Bulk density varies depending on mineralization domain.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at NSR cut-off values that are calculated per zone and mining method. For the C&F mining method, the values vary from US$59.75/t at the lower zone to US$63.37/t at the deepening zone. For SLS, the values vary from US$56.44/t at the lower zone to US$60.06/t at the deepening zone. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); and Ag: US$16.85/oz, and metallurgical recoveries are based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 89.6% for Zn, 79.2% for Pb, 14.3% for Cu and 77.5% for Ag. Minimum mining width of 5.0 m were applied. Average Bulk density of 3.12 t/m3.

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at a cut-off NSR value of US$47.49/t processed. Mineral Reserves are estimated using average metal prices of Zn: US$2,494.90/t; Pb: US$1,956.00/t; and Ag: US$16.85/oz (using an average long term U.S. dollar to Brazilian real exchange rate of 4.84), and metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 83.6% for Zn, 22.3% for Pb, and 42.0% for Ag. A minimum mining width of 4.0 m was applied. Average Bulk density of 3.1 t/m3

(6)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at a NSR cut-off value of US$45.00/t processed. Some incremental material with values between US$40/t and US$45/t was included. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); Ag: US$16.85/oz; and Au: US$ 1,538/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.4% for Zn, 83.4% for Pb, 67.5% for Cu, 70.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 88.8% for Cu, 50.0% for Ag, and 50.0% for Au. A minimum mining width of 4.0 m was applied. Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: bench stoping and VRM. Dilution and mining recovery are considered. The estimation of mineral reserves in this table is as of September 30, 2020.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 15 of 27

Mineral Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2020 (unless otherwise indicated below) prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)	Class	Tonnage(1)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	80.16%	Measured	4.40	2.00	0.67	19.6	0.20		87.8	29.4	2,774	8.8
		Indicated	3.46	1.37	0.45	25.0	0.25		47.3	15.5	2,776	8.8
		Subtotal	7.86	1.72	0.57	22.0	0.22		135.1	44.9	5,550	17.6
		Inferred	8.71	1.28	0.33	31.2	0.35		111.1	29.1	8,748	30.6
El Porvenir Mine(4)	80.16%	Measured	0.23	2.59	0.23	63.5	0.99		6.0	0.5	471	2.3
		Indicated	1.33	2.93	0.20	63.3	0.89		39.0	2.6	2,715	11.9
		Subtotal	1.56	2.87	0.20	63.4	0.91		45.0	3.2	3,186	14.2
		Inferred	8.47	3.60	0.23	78.4	0.95		305.0	19.8	21,345	80.8
Vazante Mine(5)	100.00%	Measured	3.40	6.91		8.4	0.18		235.0		918	6.2
		Indicated	2.88	6.84		5.6	0.14		197.3		523	4.0
		Subtotal	6.28	6.88		7.1	0.16		432.3		1,441	10.2
		Inferred	13.85	6.86		9.5	0.18		950.2		4,216	25.6
Aripuanã Project(6)	100.00%	Measured	2.92	2.50	0.38	29.8	0.93	0.29	72.9	11.1	2,795	27.3	27.4
		Indicated	5.17	1.86	0.27	18.2	0.63	0.43	96.3	13.9	3,021	32.4	71.0
		Subtotal	8.09	2.09	0.31	22.4	0.74	0.38	169.2	25.1	5,816	59.7	98.4
		Inferred	39.45	3.31	0.33	33.8	1.22	0.58	1,306.6	131.3	42,906	482.1	736.5
Total		Measured	10.95	3.67	0.38	19.8	0.41	0.08	401.8	41.1	6,959	44.6	27.4
		Indicated	12.84	2.96	0.25	21.9	0.46	0.17	379.9	32.1	9,034	57.1	71.0
		Subtotal	23.79	3.29	0.31	20.9	0.43	0.13	781.1	73.2	15,993	101.7	98.4
		Inferred	70.49	3.79	0.26	34.5	0.89	0.32	2,672.9	180.2	77,215	619.1	736.5

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 16 of 27

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2020 (unless otherwise indicated below) prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest(1) (%)	Class	Total Attributable(2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	80.16%	Measured	3.53	2.00	0.67	19.6	0.20		70.4	23.6	2,224	7.1
		Indicated	2.77	1.37	0.45	25.0	0.25		37.9	12.5	2,225	7.0
		Subtotal	6.30	1.72	0.57	22.0	0.22		108.3	36.0	4,448	14.1
		Inferred	6.98	1.28	0.33	31.2	0.35		89.1	23.3	7,012	24.5
El Porvenir Mine(4)	80.16%	Measured	0.19	2.59	0.23	63.5	0.99		4.8	0.4	378	1.8
		Indicated	1.07	2.93	0.20	63.3	0.89		31.3	2.1	2,176	9.6
		Subtotal	1.25	2.87	0.20	63.4	0.91		36.1	2.5	2,554	11.4
		Inferred	6.79	3.60	0.23	78.4	0.95		244.4	15.9	17,110	64.8
Vazante Mine(5)	100.00%	Measured	3.40	6.91		8.4	0.18		235.0		918	6.2
		Indicated	2.88	6.84		5.6	0.14		197.3		523	4.0
		Subtotal	6.28	6.88		7.1	0.16		432.3		1,441	10.2
		Inferred	13.85	6.86		9.5	0.18		950.2		4,216	25.6
Aripuanã Project(6)	100.00%	Measured	2.92	2.50	0.38	29.8	0.93	0.29	72.9	11.1	2,795	27.3	27.4
		Indicated	5.17	1.86	0.27	18.2	0.63	0.43	96.3	13.9	3,021	32.4	71.0
		Subtotal	8.09	2.09	0.31	22.4	0.74	0.38	169.2	25.1	5,816	59.7	98.4
		Inferred	39.45	3.31	0.33	33.8	1.22	0.58	1,306.6	131.3	42,906	482.1	736.5
Total		Measured	10.03	3.82	0.35	19.56	0.42	0.08	383.1	35.1	6,315	42.4	27.4
		Indicated	11.89	3.05	0.24	20.78	0.45	0.19	362.8	28.5	7,945	53.0	71.0
		Subtotal	21.92	3.40	0.29	20.24	0.43	0.14	745.9	63.7	14,260	95.6	98.4
		Inferred	67.07	3.86	0.25	33.02	0.89	0.34	2,590.4	170.5	71,244	596.9	736.5

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 17 of 27

(1)	The Mineral Resources estimates with respect to our mines have been prepared by the qualified persons referred to herein. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(2)	The Mineral Resources estimates with respect to our mines have been prepared by the qualified persons referred to herein. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. . The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are estimated at a NSR cut-off value of US$33.56/t for (SLS and US$49.90/t for C&F. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$ 2,249.40/t (US$1.02/lb); Cu: US$7,426.59/t (US$3.37/lb), and Ag: US$19.38/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 86.3% for Cu, 88.1% for Zn, 68.6% for Pb, and 68.8% for Ag. A minimum mining width of 5.0 m and 4.0 m was used to create SLS and C&F resource shapes respectively. Bulk density varies depending on mineralization domain.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are estimated at NSR cut-off values of US$60.06/t for the upper zone, US$61.09/t for the intermediate zone, US$59.75/t for the lower zone, and US$63.37/t for the mine deepening zone for C&F resource shapes. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$2,249.40/t (US$1.02/lb); Cu: US$7,426.59/t (US$3.37/lb); and Ag: US$19.38/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 89.6% for Zn, 79.2% for Pb, 14.3% for Cu, and 77.5% for Ag. A minimum mining width of 4.0 m was used for C&F resource stopes. Bulk density varies depending on mineralization domain.

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are reported within underground mining shapes with minimum mining width of 3.0 m for willemite mineralization. Density was assigned based on rock type. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$ 2,249.40/t (US$1.02/lb) and Ag: US$19.38/oz oz (using an average long-term U.S. dollar to Brazilian real exchange rate of 4.84). Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average hypogene head grades are 83.6% for Zn, 22.3% for Pb, and 42.0% for Ag.

(6)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are reported using a US$45/t cut-off value for transversal longhole mining and longitudinal longhole retreat areas and US$55/t cut-off value for C&F areas. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869/t (US$1.30/lb); Pb: US$ 2,249/t (US$1.02/lb); Cu: US$7,427/t (US$3.37/lb); Au: US$1,768/oz and Ag: US$19.38/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.4% for Zn, 83.4% for Pb, 67.5% for Cu, 70.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 88.8% for Cu, 50.0% for Ag, and 50.0% for Au. The Mineral Resources in this table have an effective date as of September 30, 2020.

Mr. George K. Schuler

Mr. Gus Rodriguez, Page 18 of 27

The following table shows our estimates of Mineral Resources (100% ownership basis) for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2020 prepared in accordance with Regulation S-K 1300.

	Ownership (%)	Class	Tonnage(1)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground Mine)(3)	72.94%	Measured	3.47	4.83		100.0	1.97		167.2		11,141	68.4
		Indicated	4.04	4.13		73.4	1.39		166.8		9,527	56.0
		Subtotal	7.50	4.45		85.7	1.66		334.1		20,669	124.3
		Inferred	7.71	4.45		81.6	1.26		342.8		20,236	97.2
Atacocha (Open pit Mine)(4)	72.94%	Measured	4.34	1.17		30.0	0.87	0.22	50.6		4,191	37.7	31.2
		Indicated	5.53	1.03		30.0	0.89	0.21	57.2		5,336	49.4	36.7
		Subtotal	9.87	1.09		30.0	0.88	0.21	107.9		9,527	87.2	67.9
		Inferred	1.31	0.97		30.5	0.83	0.26	12.8		1,291	10.9	10.9
Morro Agudo Mine(5)	100.00%	Measured
		Indicated	17.28	3.25			0.64		561.7			111.1
		Subtotal	17.28	3.25			0.64		561.7			111.1
		Inferred	4.70	3.27			0.52		154.0			24.3
Total		Measured	7.81	2.79		61.1	1.36	0.12	217.9		15,333	106.1	31.2
		Indicated	26.84	2.93		17.2	0.81	0.04	785.8		14,864	216.5	36.7
		Subtotal	34.65	2.90		27.1	0.93	0.06	1,003.7		30,196	322.6	67.9
		Inferred	13.73	3.71		48.8	0.96	0.02	509.6		21,527	132.4	10.9

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

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The following table shows our estimates of Attributable Mineral Resources for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2020 prepared in accordance with Regulation S-K 1300.

	Ownership (%)	Class	Total Attributable(2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground Mine)(3)	72.94%	Measured	2.53	4.83		100.0	1.97		122.0		8,127	49.9
		Indicated	2.94	4.13		73.4	1.39		121.7		6,949	40.8
		Subtotal	5.47	4.45		85.7	1.66		243.7		15,076	90.7
		Inferred	5.63	4.45		81.6	1.26		250.1		14,760	70.9
Atacocha (Open pit Mine)(4)	72.94%	Measured	3.17	1.17		30.0	0.87	0.22	36.9		3,057	27.5	22.8
		Indicated	4.04	1.03		30.0	0.89	0.21	41.8		3,892	36.1	26.7
		Subtotal	7.20	1.09		30.0	0.88	0.21	78.7		6,949	63.6	49.5
		Inferred	0.96	0.97		30.5	0.83	0.26	9.3		941	7.9	7.9
Morro Agudo Mine(5)	100.00%	Measured
		Indicated	17.28	3.25			0.64		561.7			111.1
		Subtotal	17.28	3.25			0.64		561.7			111.1
		Inferred	4.70	3.27			0.52		154.0			24.3
Total		Measured	5.70	2.79		61.07	1.36	0.12	158.92		11,184	77.40	22.76
		Indicated	24.26	2.99		13.90	0.77	0.03	725.15		10,842	187.98	26.73
		Subtotal	29.95	2.95		22.87	0.88	0.05	884.07		22,025	265.38	49.49
		Inferred	11.28	3.66		43.27	0.92	0.02	413.39		15,702	103.13	7.92

Notes:

(1)	The Mineral Resources estimate with respect to our mines were prepared by Nexa Resources. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(2)	The Mineral Resources estimate with respect to our mines were prepared by Nexa Resources. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. Mineral Resources are estimated at a net smelter return (NSR) cut-off value of US$ 55.05/t for C&F mining method. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$2,249.40/t (US$1.02/lb); and Ag: US$19.38/oz, and

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metallurgical recoveries are based on recovery curves derived from historical processing data, and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 79.5% for Zn, 89.0% for Pb, 5.5% for Cu and 76.5% for Ag. A minimum mining width of 4.0 m was used for C&F resource stopes.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. Mineral Resources are reported within optimized pit shell. Density was assigned based on rock type. Mineral Resources are estimated at a NSR cut-off value of US$19.46/t processed. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$2,249.40/t (US$1.02/lb); Au: US$1,768/oz; and Ag: US$19.38/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data , and are variable as a function of head grade. Recoveries ate the Life of Mine average head grades are 74.3% for Zn, 85.0% for Pb, 5.5% for Cu, 64.4% for Au and 76.5% for Ag.

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. Mineral Resources are reported within underground mining shapes. A minimum thickness of 3 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground. Density was assigned based on rock type. The NSR cut-off values are calculated based on the life of mine costs for each mine. Morro Agudo: US$ 37.95/t and Bonsucesso: US$ 46.22/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb) and Pb: US$2,249.40/t (US$1.02/lb); and metallurgical recoveries are based on historical processing data and metallurgical testworks , and are variable as a function of head grade. Recoveries ate the Life of Mine average head grades for Morro Agudo Mine are 890.% for Zn, and 78.0% for Pb, and for Bonsucesso are 92.0% for Zn and 72% for Pb.

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Mr. Gus Rodriguez, Page 21 of 27

ANNEX C

Cerro Lindo

16.1.3       Lead and Silver

Lead and silver in conjunction represent 9% of Cerro Lindo’s gross revenue. Given their low impact on the Cerro Lindo revenue mix, Nexa has based its lead and silver price forecast solely on consensus prices and correlation analysis published by metal market analysts and financial institutions.

16.3.1.       Lead Price Outlook

Lead represents 4% of Cerro Lindo’s gross revenue. Nexa’s lead prices were chosen considering a spread applied on the zinc prices curve. These spreads are commonly used and monitored by the market, based on a strong correlation between the two metals. For the cycle 2021 to 2025 a growing spread between US$ 350/t Pb to US$ 700/t Pb was considered. Nexa forecasts increasing lead prices between 2021 and 2025 (between US$ 1,869/t Pb and US$ 2,247/t Pb), and a lower long term price of US$ 1,910/t Pb. Figure 16-4 presents the results of Nexa’s lead analysis.

Figure 16-4: Lead Price Outlook (2020-2025)

16.1.3.2       Silver Price Outlook

Silver represents 5% of Cerro Lindo’s gross revenue. Nexa’s silver prices were chosen based on the median of consensus quotes/prices published by banks and institutions on a monthly basis. The silver forecast curve in Figure 16-5 presents the median silver price considering 23 different institutional sources. Nexa forecasts declining silver prices between 2021 and 2025 (between US$ 17.30/oz Ag and US$ 16.40/oz Ag), with a potential long term price increase to US$ 16.87/oz Ag.

Figure 16-5: Silver Price Outlook (2020-2025)

El Porvenir

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Mr. Gus Rodriguez, Page 22 of 27

16.1.3	Lead and Silver

Lead and silver in conjunction represent 28% of El Porvenir’s gross revenue. Given their impact in the El Porvenir revenue mix, Nexa has based its lead and silver price forecast solely on consensus prices and correlation analysis published by metal market analysts and financial institutions.

16.1.3.1	Lead Price Outlook

Lead represents 11% of El Porvenir’s gross revenue. Nexa’s lead prices were chosen considering a spread applied on the zinc prices curve. These spreads are commonly used and monitored by the market, based on a strong correlation between the two metals. For the cycle 2021 to 2025 a growing spread between US$ 350/t Pb to US$ 700/t Pb was considered. Nexa forecasts increasing lead prices between 2021 and 2025 (between US$ 1,869/t Pb and US$ 2,247/t Pb), and a lower long term price of US$ 1,910/t Pb. Figure 16-4 presents the results of Nexa’s lead analysis.

Figure 16-4: Lead Price Outlook (2020-2025)

16.1.3.2	Silver Price Outlook

Silver represents 17% of El Porvenir’s gross revenue. Nexa’s silver prices were chosen based on the median of consensus quotes/prices published by banks and institutions on a monthly basis. The silver forecast curve in Figure 16-5 presents the median silver price considering 23 different institutional sources. Nexa forecasts declining silver prices between 2021 and 2025 (between US$ 17.30/oz Ag and US$ 16.40/oz Ag), with a potential long term price increase to US$ 16.87/oz Ag.

Figure 16-5: Silver Price Outlook (2020-2025)

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Mr. Gus Rodriguez, Page 23 of 27

Vazante

16.1.1	Zinc
16.1.1.1	Demand

The major market drivers for zinc demand are construction and infrastructure, transportation and vehicles production, industrial machinery production, batteries, and renewable energy. All these industries have been affected by the COVID-19 pandemic which has caused the global economy to slow down. As a result, zinc metal demand has also decreased in 2020, by approximately 10% year over year.

Nexa’s Market Intelligence team examined several scenarios for demand recovery and future growth and settled on a base case that forecasts pre-COVID-19 levels of demand in the second half of 2022, with a demand compound annual growth rate (CAGR) of approximately 1.3% from 2023 to 2025. In 2019, they had forecasted a CAGR of approximately 1.7% between 2019 and 2024.

16.1.1.2	Supply

Nexa’s Market Intelligence team’s supply forecast analysis was based on the following industry information: zinc mine start-up and closure, mine production guidance, disruption allowance evaluation, project pipeline, and cost evaluation for 2020 onwards. Nexa’s forecast analysis results are summarized as follows:

•	Mine disruption factor: Based on independent data, Nexa has forecast a mine disruption factor of 4% for China and 4% until 2023 and 2% to 3% for 2024 and 2025 for the rest of the world (ROW).
•	Project Pipeline: The analysis considered greenfield projects forecast to begin production between 2020 and 2025.
•	Zinc concentrate production evolution - Global: Recent market conditions due to the COVID-19 pandemic have affected mines worldwide, reducing investments and causing mine closures. As a result, zinc supply might be limited in the long term.
•	China concentrate evolution: China zinc concentrate supply is expected to increase by 3% through the 2020 to 2025 cycle, but significantly depends on the ability of China’s small mines to survive amid lower price levels and volatile market conditions.
•	Zinc Global Market Balance: Based on the above considerations, Nexa’s forecast is for a significant zinc supply surplus in 2020 and 2021, with an increase in demand starting in the second half of 2022. From 2024 onwards, the global demand will exceed zinc supply.
16.1.1.3	Zinc Price Outlook

Zinc prices depend on variations in supply, demand, and the perceived supply/demand balance. The most commonly referenced currency for zinc transactions is US dollars. Nexa’s Market Intelligence team, based on its analysis of zinc supply, demand, global balance, and zinc prices, forecasts stressed zinc prices in 2021 and 2022 (between US$ 2,000/t Zn and US$ 2,300/t Zn), with a potential price increase to greater than US$ 2,700/t Zn starting in 2024 to 2025, and a long term price of US$ 2,449/t Zn. Figure 16-1 presents the results of Nexa’s analysis.

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Source: Nexa, 2020e

Figure 16-1: Zinc Price Outlook (2020-2025)

16.1.2	Lead and Silver

Lead and silver in conjunction represent 3% of Vazante’s gross revenue. Given their low impact on Vazante’s revenue mix, Nexa has based its lead and silver price forecast solely on consensus prices and correlation analysis published by metal market analysts and financial institutions.

16.2.1.1	Lead Price Outlook

Lead represents 1% of Vazante’s gross revenue. Nexa’s lead prices were chosen considering a spread applied on the zinc prices curve. These spreads are commonly used and monitored by the market, based on a strong correlation between the two metals. For the cycle 2021 to 2025 a growing spread between US$ 350/t Pb to US$ 700/t Pb was considered. Nexa forecasts increasing lead prices between 2021 and 2025 (between US$ 1,869/t Pb and US$ 2,247/t Pb), and a lower long-term price of US$ 1,910/t Pb. Figure 16-4 presents the results of Nexa’s lead analysis.

Figure 16-4: Lead Price Outlook (2020-2025)

16.1.2.2	Silver Price Outlook

Silver represents 2% of Vazante’s gross revenue. Nexa’s silver prices were chosen based on the median of consensus quotes/prices published by banks and institutions on a monthly basis. The silver forecast curve in Figure 16-5 presents the median silver price considering 23 different institutional sources. Nexa forecasts declining silver prices between 2021 and 2025 (between US$ 17.30/oz Ag and US$ 16.40/oz Ag), with a potential long-term price increase to US$ 16.87/oz Ag.

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Mr. Gus Rodriguez, Page 25 of 27

Figure 16-5: Silver Price Outlook (2020-2025)

Aripuanã

16.1.3	Lead, Silver, and Gold

Lead , silver, and gold in conjunction represent 31% of Aripuanã’s gross revenue. Given their impact on the Aripuanã revenue mix, Nexa has based its lead and silver price forecast solely on consensus prices and correlation analysis published by metal market analysts and financial institutions.

16.1.3.1	Lead Price Outlook

Lead represents 19% of Aripuanã’s gross revenue. Nexa’s lead prices were chosen considering a spread applied on the zinc prices curve. These spreads are commonly used and monitored by the market, based on a strong correlation between the two metals. For the cycle 2021 to 2025 a growing spread between US$ 350/t Pb to US$ 700/t Pb was considered. Nexa forecasts increasing lead prices between 2021 and 2025 (between US$ 1,869/t Pb and US$ 2,247/t Pb), and a lower long term price of US$ 1,910/t Pb. Figure 16-4 presents the results of Nexa’s lead analysis.

Figure 16-4: Lead Price Outlook (2020-2025)

16.1.3.2	Silver and Gold Price Outlook

Silver and gold represent 9% and 6% of Aripuanã’s gross revenue, respectively. Nexa’s silver and gold prices were chosen based on the median of consensus prices published by banks and institutions on a monthly basis.

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Nexa forecasts a declining silver price between 2021 and 2025 (between US$ 17.30/oz Ag and US$ 16.40/oz Ag), with a potential long term price increase to US$ 16.87/oz Ag after year 2025. For gold, Nexa forecasts declining prices between 2021 and 2025 (between US$ 1,901/oz Au and US$ 1,466/oz Au), with a potential long term price increase to US$ 1,500/oz Au after year 2025. The silver and gold forecast curves in Figure 16-5 and Figure 16-6, respectively, present the median silver and gold prices considering 23 different institutional sources.

Figure 16-5: Silver Price Outlook (2020-2025)

Figure 16-6: Gold Price Outlook (2020-2025)

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Mr. Gus Rodriguez, Page 27 of 27

ANNEX D

Cerro Lindo

18.0       Capital and Operating Costs

SLR reviewed capital and operating costs required for mining and processing of Mineral Reserves at Cerro Lindo. Costs were supplied to SLR by Nexa. Cerro Lindo is an operating mine, therefore, capital and operating cost estimates were prepared based on recent operating performance and the current operating budget for 2020. The cost estimates are accurate to within +/-10%. SLR considers these cost estimates to be reasonable, provided the production targets are realized. All costs in this section are expressed in Q4 2020 US dollars.

In both cases, capital and operating cost estimates are based on recent estimates and actual costs and considered by SLR to be reasonable.

El Porvenir

18.0       Capital and Operating Costs

For the purpose of this Technical Report Summary, SLR reviewed the capital and operating costs required for the mining and processing of Mineral Reserves at El Porvenir provided by Nexa. The capital and operating cost estimates were prepared based on recent operating performance and the current operating budget for 2020. The cost estimates are accurate to within +/-10%. SLR considers these cost estimates to be reasonable, as long as the production targets are realized. All costs in this section are expressed in Q4 2020 US dollars.

Vazante

18.0       Capital and Operating Costs

SLR reviewed capital and operating costs required for mining and processing of Mineral Reserves at the Vazante Operation. Costs were supplied to SLR by Nexa. Vazante Operation consists of an operating mine, therefore, the capital and operating cost estimates were prepared based on recent operating performance and the current operating budget for 2020. The cost estimates are accurate to within +/- 10%. SLR considers these cost estimates to be reasonable. All costs in this section are expressed in US dollars.

Aripuanã

18.2       Operating Costs

Operating costs, averaging US$73 million per year at full production, were estimated for mining, processing, and G&A. Operating cost inputs such as labour rates, consumables, and supplies were based on Nexa operating data. The operating cost estimate is accurate to within +/- 10%. A summary of operating costs is shown in Table 18-3.